SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Period Ended August 1, 2024

Or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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THE REPUBLIC MORTGAGE INSURANCE COMPANY AND AFFILIATED COMPANIES PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

THE REPUBLIC MORTGAGE INSURANCE COMPANY AND AFFILIATED COMPANIES PROFIT SHARING PLAN

(Registrant)

By:	/s/ John A. DiDomenico
John A. DiDomenico, Plan Administrator

Date: January 28, 2025

The Republic Mortgage Insurance Company
And Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental
Schedule
August 1, 2024 and December 31, 2023

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits
August 1, 2024 and December 31, 2023	3

Statement of Changes in Net Assets Available for Benefits
Period Ended August 1, 2024	4

Notes to Financial Statements	5-11

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the Plan) as of August 1, 2024 and December 31, 2023, and the related statement of changes in net assets available for benefits for the period ended August 1, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of August 1, 2024 and December 31, 2023, and the changes in net assets available for benefits for the period ended August 1, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Merger

As discussed in Note 1, the Plan was merged into a successor plan effective August 1, 2024.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Plan's auditor since 2007.

Minneapolis, Minnesota
January 28, 2025

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Statements of Net Assets Available for Benefits

August 1, 2024 and December 31, 2023

	2024	2023
Assets:

Investments:
Insurance company guaranteed interest account, at fair value	$—	$13,042,255
Insurance company pooled separate accounts, at net asset value	—	14,183,414
Mutual funds, at net asset value	—	5,212,882
Old Republic International Corporation common stock fund, at fair value	—	356,898
Total investments	—	32,795,449

Receivables:
Notes receivable from participants	—	3,961
Total assets	—	32,799,410

Liabilities:
Plan expense reimbursement payable	—	2,277
Total liabilities	—	2,277

Net assets available for benefits	$—	$32,797,133

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Period Ended August 1, 2024

Additions:

Investment income:
Interest, guaranteed interest account	$5,781
Dividends, Old Republic International Corporation common stock fund	5,888
Dividends, mutual fund investments	222,134
Total investment income	233,803

Interest income on notes receivable from participants	63

Investment gain:
Net appreciation in fair value of pooled separate account investments	1,617,034
Net appreciation in fair value of mutual fund investments	378,808
Net appreciation in fair value of the Old Republic International Corporation
common stock fund	59,025
Net investment gain	2,054,867

Total additions	2,288,733

Deductions:
Benefits and withdrawals	(9,033,072)
Administrative expenses	(27)
Total deductions	(9,033,099)
Net deductions	(6,744,366)

Transfers out of the Plan	(26,052,767)

Net assets available for benefits:
Beginning of year	32,797,133
End of year	$—

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

1.Description of Plan
The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for more complete information.
The Plan was a qualified defined contribution plan covering all employees of RMIC Companies, Inc. (RMICC), and its wholly owned subsidiaries including: RMIC Corporation, Republic Mortgage Insurance Company, Republic Mortgage Guaranty Insurance Corporation, and Republic Mortgage Assurance Company (collectively, the Sponsor). Employees were eligible to participate in the Plan at the start of their employment and must have elected to enroll in the Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code (IRC).
On November 11, 2023, a definitive agreement was reached by Republic Financial Indemnity Group, Inc. (RFIG), RMICC's parent company, to sell RMICC and its wholly-owned mortgage insurance subsidiaries to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd. The transaction received all necessary regulatory approvals and the sale closed effective May 31, 2024. In anticipation of the sale, the Plan was frozen to new contributions in November 2023 and RFIG simultaneously assumed the sponsorship of the Plan. Old Republic International Corporation (ORI), RFIG's ultimate parent, merged the Plan into the ORI 401(k) Savings and Profit Sharing Plan (ORI 401(k) Plan) effective August 1, 2024, which resulted in the transfer of assets totaling $26,052,767. As a result, the accompanying financial statements cover the period from January 1, 2024 to the Plan merger effective date of August 1, 2024, and include all relevant Plan transactions up to that date.
Contributions
The Sponsor made contributions to the Plan at the discretion of the Sponsor’s Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year. Contributions were allocated to eligible participants based on the participant’s eligible compensation relative to the total eligible compensation of all eligible participants.
For Plan year 2023, the RMICC Board of Directors declared discretionary profit sharing contributions of $197,700. As a result of the Plan freeze in November 2023, these contributions were funded by RMICC as Sponsor, and were contributed directly by RFIG to the ORI 401(k) Plan during 2024. As a result of the merger, any discretionary profit sharing contributions related to Plan year 2024 will be contributed directly to the ORI 401(k) Plan during 2025.
Prior to the Plan freeze, participants could contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of their compensation during any Plan year. There were no contributions to the Plan during 2024.
Participants could also make rollover contributions into the Plan from distributions from other qualified plans, as defined in the Plan.
Contributions were subject to certain limitations as prescribed by the Internal Revenue Service (IRS) with contributions in excess of IRC limits returned to participants or Sponsor when determined. There were no material excess contributions to be returned to participants based on qualification testing for the period ended August 1, 2024 or year ended December 31, 2023.
Vesting
Participant account balances provided by Sponsor contributions and related allocated Plan earnings became 40% vested after one year of service. Vesting percentages increased by 10% each year thereafter with full vesting after six years of service.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Participant account balances provided by participant contributions and allocated Plan earnings were always fully vested. At the time the Plan was frozen in November 2023, all participant balances were fully vested.
Participant Accounts
A separate account balance was maintained for each participant and was credited with participant contributions, participant rollover contributions from other qualified plans, and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants’ non-vested accounts. Allocations of Plan earnings were based on participants’ daily account balances. Sponsor contributions and forfeitures of non-vested accounts were allocated based on eligible annual compensation of participants. The benefit to which a participant was entitled was the participant’s vested account. Participants directed the investment of their account by electing among a variety of investment options offered by the Plan. Participants were able to change their investment designation with respect to their account balance and future contributions at any time.
Forfeitures
Prior to the Plan freeze in November 2023, if a participant terminated employment with the Sponsor prior to becoming fully vested, the non-vested portion of the Sponsor contributions and allocated earnings thereon were forfeited and reallocated to eligible participants when the terminated participant incurs a break-in-service. Forfeited amounts were reallocated to the active eligible participants based on eligible participant compensation, as defined in the Plan agreement. There were no unallocated forfeitures as of August 1, 2024 or December 31, 2023.
Payment of Benefits

In the event of retirement, disability, or death, accumulated benefits became vested and were distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.
In the event of termination of employment, participants had the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement, or transferring amounts into another retirement plan or individual retirement account.
Participants were able to withdraw after-tax voluntary contributions at any time. Participants were able to withdraw pre-tax voluntary contributions at age 59½ or for financial hardship purposes.
Participants were able to elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years and in-service distributions after attaining age 59½. Such early withdrawals did not result in suspension of Sponsor contribution allocations.
Net assets at December 31, 2023, included funds totaling $21,383,623, which represented the account balances of retired and terminated participants who have elected to leave their funds in the Plan upon retirement or termination. As a result of the merger, all remaining participant account balances were moved to the ORI 401(k) Plan.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Notes Receivable from Participants
Prior to January 1, 2022, participants could borrow up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants could have no more than two loans outstanding at one time. Loans plus interest must be repaid through payroll deductions within five years of origination. These loans bear interest at the prevailing prime rate at the loan inception date. The loans were collateralized by the vested balance in the participant’s account. Outstanding loans of terminated participants were repaid prior to distribution of the participant’s account balance or the outstanding loans were repaid from the participant’s account balance before distribution.
The Plan was amended, effective January 1, 2022, to no longer permit participant loans. The amendment had no effect on loans originated and outstanding prior to the effective date of the amendment. All outstanding loans were transferred to the ORI 401(k) Plan in connection with the merger and will continue to be administered by the ORI 401(k) Plan until fully repaid.
Partial Plan Termination
In August 2011, the Sponsor ceased writing new business and placed its insurance companies into run-off operating mode. As a result, the Sponsor initiated a series of significant staff reductions. In accordance with the rules and regulations set forth by ERISA, the IRC, and by Plan documents, these involuntary terminations were considered a partial plan termination. When such an event occurs, the Plan is impacted in the following ways: (1) the number of active participants is reduced; (2) the vesting schedule for those Participants that are involuntarily terminated by the Sponsor is accelerated and; (3) a market value adjustment is applied to the insurance company guaranteed interest account (GIA) for those terminated participants invested in that option.
2.Summary of Significant Accounting Policies
Basis of Accounting
The Plan prepared its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Investment Valuation and Income Recognition
Investment contracts held by a defined contribution plan are required to be reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. However, when the Plan was frozen and contributions were discontinued in November 2023, automatic termination of the GIA investment option was triggered. In terminating the GIA investment option, the Sponsor elected the "Liquidation Value Payment Option", which provided a one-time lump-sum settlement after the application of a market value adjustment determined by the terms set forth in the GIA contract. As such, the GIA investment was recorded at the liquidation value, which approximated fair value, as of December 31, 2023. Refer to additional discussion of the fair value adjustment for the GIA described in Note 3.
Investments in pooled separate accounts are valued on a net asset value per unit basis which approximates their fair value. The pooled separate accounts are credited     with earnings on the underlying investments and charged for Plan benefits paid and deductions for investment for investment expenses, risk profit, and annual management fees. Redemptions may occur on a daily basis. The use of net asset value as a practical expedient for fair value is deemed appropriate as the pooled separate accounts do not have a finite life, unfunded commitments relating to investments, or significant restrictions on redemptions.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Investments in mutual funds are traded on a national securities exchange and valued at the last reported sales price on the last business day of the year.
Old Republic International Corporation common shares are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year. Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses. Capital gain distributions are recorded as dividend income. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.
Notes Receivable from Participants
Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income was recorded on the accrual basis. Related fees were recorded as administrative expenses when they are incurred. No allowance for credit losses was recorded as of August 1, 2024 or December 31, 2023. If a participant ceased to make loan repayments and the Plan deemed the participant loan to be in default, the participant loan balance was reduced and a benefit payment was recorded. As of the date of the merger, all participant loans were transferred to the ORI 401(k) Plan.
Benefits and Withdrawals
Benefits and withdrawals were recorded when paid. At August 1, 2024 and December 31, 2023, there were no significant amounts due but unpaid to participants.
Income Tax Status

The Plan obtained its latest determination letter dated November 14, 2022, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan, through the effective date of its merger, was designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Plan management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at August 1, 2024 or December 31, 2023. The Plan is not currently under audit by any tax jurisdiction.
Plan Expenses
Investment management fees of individual fund investments were charged to the respective investment and included in the net appreciation (depreciation) of the investment as they were paid through revenue sharing agreements with fund providers.
The costs of administering the Plan were paid directly by the Sponsor. Through a plan expense reimbursement agreement, the Sponsor receives reimbursements of eligible administrative costs from funds credited to the Plan by the Plan administrator, Empower Retirement (Empower).
Loan maintenance or other fees associated with participant requested services were charged as a reduction to the respective participant accounts.
Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

3.Investments
As directed by participants, Plan assets were invested through (1) a group annuity contract issued by Massachusetts Mutual Life Insurance Company (MassMutual) and administered by Empower, the Plan administrator, (2) in separate mutual funds, or (3) in the common stock of the Sponsor’s ultimate parent, ORI. The group annuity contract allowed for investment through pooled separate accounts or the GIA. Investment alternatives offered across the pooled separate accounts and mutual funds include fixed income, target-date asset allocation, domestic equity, international equity and real estate.
Guaranteed Interest Account
Through the group annuity contract, the Plan offered a GIA as a stable value investment option. GIA guarantees are subject to the terms and conditions of the group annuity contract and the claims-paying ability of Empower Annuity Insurance Company of America (EAICA). There were no reserves against the contract value of this account for the credit risk of EAICA.
Participant accounts invested in the GIA were paid out at contract (or book) value for participant-initiated transactions such as transfers to other investment options, loans, and other distributions.
The GIA was credited with earnings at an interest rate which, by contract, could not fall below 3.00%. The rate was subject to semiannual adjustments on June 1 and December 1 of each year. The guaranteed interest rate was 3.00% as of December 31, 2023.
Fair Value Measurements
Investments, other than the GIA as of December 31, 2023, were reported at fair value in the accompanying statements of net assets available for benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted prices in active markets, including publicly traded common stocks and mutual funds (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The valuation methodologies used for assets measured at fair value are discussed further in Note 2. Other than the fair value adjustment for the GIA which is described further below, there have been no changes in the methodologies used at August 1, 2024 and December 31, 2023.
As described in Note 2, fair value was the relevant measurement for that portion of the net assets available for benefits attributable to the GIA as of December 31, 2023.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

In connection with the sale of RMICC, the discontinuance of contributions to the Plan triggered an automatic termination of the group annuity contract and the GIA investment option. On December 4, 2023, the plan sponsor elected the "Liquidation Value Payment Option" which provides for a lump-sum cash payment settlement after the application of a fair value adjustment (FVA) as determined by a formula dictated in the GIA contract. Based on this election, Empower calculated and applied an 8.9% reduction in GIA principal on January 8, 2024, resulting in a negative adjustment of $1,276,516, thereby reflecting this investment at fair value as of December 31, 2023, and transferring it from contract value to Level 3 of the fair value hierarchy as of December 31, 2023. The FVA as of December 31, 2023 was determined based upon a comparison of current market interest rates (weighted average of 6.08%) to interest rates earned on underlying investments of the GIA (weighted average of 3.99%), and the length to maturity of the underlying investments (13.98 years). After the FVA was posted to participant accounts, all restrictions on withdrawals and transfers were removed, and once liquidated, the net proceeds from the GIA fund were automatically reinvested in a JP Morgan US Government Institutional Money Market Account.
There were no transfers between levels during the period ended August 1, 2023 or the year ended December 31, 2023.
The following table provides information by level for the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2023. All Plan assets were transferred to the ORI 401(k) Plan in connection with the merger as of August 1, 2024.

	Level 1	Level 2	Level 3	Total
Old Republic International Corporation
common stock fund	$356,898	$—	$—	$356,898
Mutual funds	5,212,882	—	—	5,212,882
Insurance company GIA	—	—	13,042,255	13,042,255
	$5,569,780	$—	$13,042,255	$18,612,035

Pooled separate accounts, at net asset value				14,183,414
Total investments				$32,795,449

4.Parties In Interest and Related Parties
Empower was deemed to be the Trustee of the assets invested in the pooled separate accounts and the GIA and was therefore considered a party-in-interest.
ORI, the Plan Sponsor’s ultimate parent and issuer of the common stock held within the ORI common stock fund, was a party-in-interest.
Empower provides record-keeping and other administrative services to the Plan. Fees paid by Plan participants and Sponsor totaled $27 for the period ended August 1, 2024.

5.Plan Termination
The Sponsor had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would have remained fully vested in their employer accounts.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

6.Risks and Uncertainties
The Plan offered investments in various investment securities. Investment securities, including those invested in the group annuity contract, were exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it was at least reasonably possible that changes in the values of investment securities would have occurred in the near term and that such changes could have materially affected participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
7.Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.